UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

July 23, 2021

(Date of Report (Date of earliest event reported))

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	30-0889118
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.        Other Events

Asset Update

Mezza Controlled Subsidiary - Loan Supplement Distribution

On June 17, 2019, we directly acquired ownership of a “majority-owned subsidiary”, Mezza JV LP (the “Mezza Controlled Subsidiary”), for an initial purchase price of $13,177,500, which was the initial stated value of our equity interest in the Mezza Controlled Subsidiary (the “Mezza Investment”). The Mezza Controlled Subsidiary used the proceeds to close on the acquisition of a single stabilized garden-style multifamily property totaling 440 units located at 1701 Palm Lake Dr, Jacksonville, FL 32218 (the “Eastport Property”). More details on this acquisition can be found here.

The Eastport Property was acquired for a purchase price of approximately $55,000,000. To date, approximately $4,800,000 has been spent on significant renovations which included new interior finishes, hardware, and fixtures. Exterior improvements were also completed which included roof repairs, concrete repairs, pool refurbishing, stucco repairs, landscaping, and renovations to the office, clubhouse, and fitness areas.

At the initial closing of the Eastport Property, Berkadia Commercial Mortgage LLC provided a $39,655,000 senior secured loan with a ten year term and a 4.04% interest rate with five years interest-only (the “Eastport Senior Loan”). On July 2, 2021, Berkadia Commercial Mortgage LLC provided a $12,876,000 supplemental loan (the “Eastport Supplemental Loan”) with a 4.20% fixed interest rate, bringing, the combined loan balance to $52,531,000 and the combined loan-to-value ratio based on a third party appraisal to approximately 65.0%.  The appraised value of $81,380,000 represents a 48% increase in value compared to the $55,000,000 purchase price.

On July 23, 2021, we received a corresponding cash distribution of approximately $7,296,000, representing our pro rata share of proceeds from the Eastport Supplemental Loan.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC's website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:   July 29, 2021